Exhibit 99.1

News Release

Hydro One submits five-year Investment Plan to the Ontario Energy Board to energize life for communities

The plan will reduce the impacts of power outages for its distribution customers by approximately 25 per cent

TORONTO, August 5, 2021 – Today, Hydro One Networks Inc. (Hydro One) filed its Joint Rate Application with the Ontario Energy Board (OEB), which includes its 2023-2027 Investment Plan for the company’s transmission and distribution system. The $17 billion five-year Investment Plan, informed by customer feedback, will reduce the impacts of power outages for its distribution customers by approximately 25 per cent, enable economic growth and prepare for the impacts of climate change.

“Our plan will make smart investments to significantly reduce the impacts of power outages for our customers. With much of our system built in the 1950s and 1960s, it is time to invest in renewing or replacing critical infrastructure in almost every community across the province,” said Mark Poweska, President and CEO, Hydro One. “Every dollar we invest comes at a cost to our customers, which is why this plan was directly informed by the feedback of almost 50,000 Ontarians. The majority of customers told us they support proactive investments in a resilient and reliable system prepared for climate change.”

If approved, the five-year Investment Plan will have bill impacts below the expected rate of inflation, with the monthly bill for a typical year-round residential customer increasing by an average of $1.68 each year from 2023 to 2027.

Hydro One’s five-year Investment Plan includes plans to:

Renew or replace critical infrastructure

•	Renew equipment on the high voltage transmission system, including installing 1,500 kilometres of high voltage power lines – the equivalent of the distance from Ottawa to Thunder Bay.

•	Replace 129 transformers and upgrade infrastructure at approximately 200 transmission stations.

•	Upgrade equipment on the distribution system, including renewing or replacing approximately 65,000 wood poles.

•	Replace approximately 10 per cent of distribution transformers.

Improve resiliency and reliability and prepare for the impacts of climate change

•	Use automation and innovative solutions to reduce the impact of power outages for distribution customers by approximately 25 per cent.

•	Prevent outages by removing dead and diseased trees that could strike power lines.

•	Install 1,000 smart devices per year to improve resiliency and reliability for customers who experience the most power outages.

•	Invest in taller and stronger poles to withstand more severe weather.

Build a grid for the future to support economic growth and customer choice

•	Invest in new or upgraded infrastructure to accommodate community and industrial growth.

•	Connect close to 18,000 new distribution customers each year – the equivalent to powering a city the size of Orillia.

•	Modernize meters and associated infrastructure to enable future flexibility, choice and cost savings.

•	Improve power reliability to First Nations communities through innovative battery solutions.

•	Install energy battery and storage solutions to improve resiliency and reliability for those customers by 60 per cent.

By investing in the electricity system and renewing critical infrastructure, Hydro One’s plan will improve service for customers, prepare the system for more severe weather and better protect small businesses and large manufacturers from power outages responsible for millions of dollars in lost productivity.

“Investments in the system are critical to supporting the shift to electrification, a low carbon economy and providing customers with greater choice,” said Poweska.

A copy of the application including the investment plan is available at www.hydroone.com/5YearInvestmentPlan

Hydro One Limited (TSX: H)

Hydro One Limited, through its wholly-owned subsidiaries, is Ontario’s largest electricity transmission and distribution provider with approximately 1.4 million valued customers, approximately $30.3 billion in assets as at December 31, 2020, and annual revenues in 2020 of approximately $7.3 billion.

Our team of approximately 8,700 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2020, Hydro One invested approximately $1.9 billion in its transmission and distribution networks, and supported the economy through buying approximately $1.7 billion of goods and services.

We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives. We are designated as a Sustainable Electricity Company by the Canadian Electricity Association.

Hydro One Limited’s common shares are listed on the TSX and certain of Hydro One Inc.’s medium term notes are listed on the NYSE. Additional information can be accessed at www.hydroone.com; www.sedar.com or www.sec.gov.

Forward-Looking Statements and Information:

This press release and the application and investment plan to which it refers may contain “forward-looking information” within the meaning of applicable securities laws. Such information includes, but is not limited to: statements regarding Hydro One’s anticipated capital investments including in respect of the company’s five year $17 billion investment plan and expectations regarding Hydro One’s target productivity and efficiency savings of $750 million between 2023 and 2027. Words such as “expect,” “anticipate,” “intend,” “attempt,” “may,” “plan,” “will”, “can”, “believe,” “seek,” “estimate,” and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.

In this press release, Hydro One presents information about potential future capital investments. The purpose of providing information about potential future capital investments is in order to give context to the nature of some of Hydro One’s future plans and may not be appropriate for other purposes. Information about potential future capital investments, including the various assumptions underlying it, should be read in conjunction with “Forward-Looking Statements and Information” above and as may be found in Hydro One’s filings with the securities regulatory authorities in Canada, which are available under its profile on SEDAR at www.sedar.com. Hydro One does not intend to update the information about future capital investments except as required by applicable securities laws.

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For further information:

Media are invited to join a technical briefing for the Investment Plan.

Time: 9:30 a.m.

Who:	David Lebeter, Chief Operating Officer, Hydro One

Jason Fitzsimmons, Chief Corporate Affairs and Customer Care Officer, Hydro One

Date: Friday, August 6, 2021

Where: Manby Transformer Station, 850 Kipling Ave, Toronto (Outdoor event)

The media technical briefing will also be livestreamed virtually by registering here.

*** To accommodate physical distancing, if you plan on attending in-person please secure attendance by contacting media.relations@hydroone.com or calling (647) 242-1759 by Friday, August 6 at 8 a.m. ***

If you are unable to join by webcast, you can dial in by calling Local: 416-764-8659 or North American Toll Free: 1-888-664-6392 with Confirmation #: 20583922